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Filed by USA Interactive
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Hotels.com
Commission File No. 000-29575

SEE IMPORTANT NOTES AT END OF DOCUMENT

FOR IMMEDIATE RELEASE	May 1, 2003

USA REPORTS EXCELLENT FIRST QUARTER

Adjusted EPS Grows 155% to $0.16; GAAP EPS of $(0.23)
EBITA Grows 120% to $173 million; Operating Income Grows 236% to $93 million
Free Cash Flow and Net Cash Provided by Operating Activities Exceed $400 million

	Q1 2003	Q1 2002	Growth
	$ in millions, except per share
Gross Transaction Value(a)	$4,141	$2,782	49%
Revenue(a)	$1,392	$1,007	38%
EBITA(b)	$173	$79	120%
Operating Income(c)	$93	$28	236%
GAAP Diluted EPS(c)	$(0.23)	$(1.04)	78%
Adjusted EPS(b)	$0.16	$0.06	155%

(a)
Gross Transaction Value and revenue herein are presented on a pro forma basis reflecting the Vivendi transaction and USA's initial acquisition of a majority stake in Expedia as if those transactions had been completed as of January 1, 2002. Please see page 9 for definitions.

(b)
EBITA and Adjusted EPS are presented on a pro forma basis reflecting the Vivendi transaction, the roll-ups of USANi LLC and Home Shopping Network, Inc., USA's initial acquisition of a majority stake in Expedia, the Ticketmaster merger, the pending Expedia merger and the pending Hotels.com merger as if those transactions had been completed as of January 1, 2002, and reflect continuing operations and exclude one-time items. 2002 data is not pro forma for the acquisitions of TV Travel Shop, Interval and EPI. Please see page 9 for definitions and pages F-1, F-2 and F-4 for full reconciliations for 2003 and 2002 from EBITA to Operating Income, and from Adjusted Net Income to Net Income. USA executive management believes that certain non-GAAP measures, including EBITA, Adjusted Net Income and Adjusted EPS, are helpful, when presented in conjunction with comparable GAAP measures. The non-GAAP measures are not meant to replace or supersede the GAAP measures, but rather to supplement the information to present the readers of the financial statements the same information as management considers in assessing the results of operations and performance of the business units. See pages 9-11 for a full discussion of the non-GAAP measures that USA has utilized in this release.

(c)
Operating Income and GAAP Diluted EPS are presented on an actual basis. See pages F-1, F-2 and F-4 for further detail.

(d)
As has been disclosed in previous public filings, Liberty Media Corporation has pre-emptive rights with respect to its ownership in USA such that it has the right to purchase common shares from USA in order to maintain its ownership percentage in USA in the event USA issues common stock. Since Liberty's pre-emptive rights with respect to the Expedia and the Hotels.com mergers are pending, the figures presented herein assume that Liberty has not exercised its pre-emptive right with respect to either transaction.

NEW YORK, May 1, 2003—USA Interactive reported results for its quarter ended March 31, 2003.

•
USA has simplified its corporate structure, with its completed buy-in of Ticketmaster and the announced buy-ins of Expedia and Hotels.com. These transactions further enhance USA's ability to operate its subsidiaries to the fullest extent. This is the first quarter that USA is reporting pro forma the results of all three companies as 100%-owned subsidiaries of USA.

•
Travel Services, Ticketing, and HSN International led USA's strong quarter. Travel Services gross bookings increased 75% in the face of war, and Ticketing gross value of transactions increased 27%. Results were offset somewhat by Personals, which invested aggressively in marketing during the quarter.

•
USA expects to meet or exceed its FY 2003 Adjusted EPS budget of $0.75(d), though we do not expect to achieve growth rates similar to the first quarter in the second, third, and fourth quarters. Due to non-cash charges which include a charge of $245 million to the book value of USA's common interest in VUE (see page 2 for more detail), we anticipate that FY 2003 GAAP Diluted EPS will be significantly lower than budget.

FINANCIAL RESULTS

NET INCOME/ADJUSTED NET INCOME

        Adjusted Net Income generally captures all income statement items that are ultimately settled in cash. The following table shows the reconciliation from Net Income to Adjusted Net Income. All results are pro forma, as described on page 1. See pages F-1 and F-2 for full details on actual and adjusted results.

	Q1 2003	Q1 2002	Growth
	$ in millions
Diluted net income	$(112.1)	$(438.6)	74%
Pro forma adjustments(a)	(17.3)	(64.5)	73%
One-time items(b)	1.3	461.4	-100%

Pro forma adjusted diluted net income	(128.1)	(41.6)	-208%
Amortization of non-cash compensation	68.1	65.7	4%
Amortization of non-cash distribution and marketing	10.5	11.0	-5%
Amortization of other intangibles (non-cash)	57.1	46.7	22%
Equity (income)/loss from 5.44% common interest in VUE(c)	243.3	—	NM
Less: related tax and minority interest	(140.9)	(38.7)	-264%

Adjusted Net Income	$110.1	$43.1	156%

Adjusted EPS	$0.16	$0.06	155%

(a)
See footnotes (a) and (b) on page 1 for explanation of pro forma adjustments and pages F-1 and F-2 for detail.

(b)
One-time items in 2003 are related to costs incurred by Expedia and Ticketmaster for investment banking, legal and accounting fees related directly to the mergers. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia and Ticketmaster were considered the targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by USA if not for the fact it already consolidated these entities, and are all related to the same transaction, as USA simultaneously announced its intention to commence its exchange offers for the companies in 2002. The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each company in 2002. One-time items in 2002 reflect the cumulative effect of accounting related to the adoption of the new rules for goodwill.

(c)
During the quarter, USA received the audited financial statements of Vivendi Universal Entertainment LLLP ("VUE") for the year ended December 31, 2002, which disclosed that VUE recorded an impairment charge for goodwill and intangible assets and other long-lived assets of $4.5 billion in the period May 7, 2002 to December 31, 2002 based upon VUE management's review of the estimated fair value of VUE as of December 31, 2002. Because of delays in VUE's financial reporting, USA records its 5.44% proportionate share of the results of VUE on a one-quarter lag. The charge taken by USA was approximately $245 million, before a tax benefit of $96 million. USA holds preferred and common interests in VUE. USA believes the action taken by Vivendi Universal does not affect the value of USA's preferred interests in VUE, which are senior to the common interests in VUE, and the terminal value of which, pursuant to the VUE agreements, do not vary based on the value of VUE's businesses. USA's 5.44% common interest is generally subject to a call right of Universal Studios beginning in 2007, and a put right of USA beginning in 2010, in both cases based generally on private market values at the time. The VUE agreements provide that a call or put would be valued at private market valuations. While a private market value of VUE in today's environment would likely yield a value for USA's common interests below USA's initial carrying value, as market valuations of media assets have declined since the close of the VUE transaction, USA continues to believe that the value of its common interests in VUE is attainable over the long-term and that the impairment charge recorded by VUE does not necessarily indicate an impairment in the value of the assets on a long-term basis, but that simply USA must apply the conventions of US GAAP and record its proportionate share of the results of VUE as prepared by VUE management.

NET CASH PROVIDED BY OPERATING ACTIVITIES / FREE CASH FLOW

        Net cash provided by operating activities includes Ticketmaster's net cash collected on behalf of clients. Management does not include this cash in its analysis of available cash and it is therefore excluded from Free Cash Flow.

Q1 2003
$ in millions
Net Cash Provided by Operating Activities	$463.7
Capital expenditures	(31.8)
Ticketmaster net cash collected on behalf of clients	(22.6)
Preferred dividend paid	(3.3)

Free Cash Flow	$406.0

        While the strength of USA's Q1 free cash flow stems in large part from robust business performance, we do not expect free cash flow to grow over the remainder of the year at the rate experienced in Q1, which benefited from a number of factors. We experienced increases cash flow as a result of an increase in working capital of $223 million, primarily from the seasonally strong sale of merchant hotel rooms by Expedia and Hotels.com. In addition, Q1 free cash flow benefited from timing related increases in working capital, including at HSN U.S.

SEGMENT RESULTS

        USA has modified slightly how it looks at segment operating results to reflect our recent corporate simplification. Please see page F-3 for revenue, EBITA and Operating Income by business unit, and page F-4 for full reconciliations of EBITA to Operating Income:

	Q1 2003	Q1 2002	Growth
	$ in millions
REVENUE
Travel Services(a)	$545.1	$281.7	93%
Electronic Retailing(b)	530.2	460.3	15%
Information & Services:
Ticketing	195.1	153.4	27%
Personals	40.9	25.4	61%
Local Services	8.4	7.3	15%
Teleservices	71.4	70.1	2%
Other(c)	1.0	9.2	-89%

Total	$1,392.1	$1,007.4	38%

EBITA(d)
Travel Services(a)	$103.7	$55.7	86%
Electronic Retailing(b)	50.1	27.0	86%
Information & Services:
Ticketing	41.4	24.0	72%
Personals	2.7	5.6	-52%
Local Services	(6.8)	(10.4)	35%
Teleservices	0.2	(3.2)	NM
Corporate	(13.3)	(10.3)	-29%
Other(c)	(5.1)	(9.9)	49%

Total	$173.0	$78.5	120%

OPERATING INCOME(e)
Travel Services(a)	$69.9	$31.6	121%
Electronic Retailing(b)	33.1	15.3	116%
Information & Services:
Ticketing	34.3	21.5	59%
Personals	0.6	2.9	-79%
Local Services	(19.4)	(22.5)	14%
Teleservices	0.2	(3.2)	NM
Corporate	(19.0)	(12.3)	-54%
Other(c)	(6.2)	(5.6)	-12%

Total	$93.5	$27.8	236%

(a)
The acquisition of Interval closed on September 24, 2002 and, as such, results from Interval are not included in Travel Services for the prior year's period. Excluding the results from Interval in the current period, revenue and EBITA and Operating Income growth for Travel Services would have been 74%, 56% and 88%, respectively. Total revenue, EBITA and Operating Income growth would have been 33%, 99%, and 199%, respectively. Revenue for 2002 includes the pro forma impact of Expedia of $35.5 million.

(b)
HSN International primarily drove the growth in Electronic Retailing. HSN-U.S. grew revenues, EBITA and Operating Income 5%, 8% and (11)% respectively. Please refer to page 6 for further detail.

(c)
Other includes ECS/Styleclick, interactive development, and intersegment elimination.

(d)
See page 9 for definition and pages F-4 for reconciliation between EBITA and Operating Income.

(e)
Operating Income is presented on an actual basis, with no pro forma adjustments.

CAPITALIZATION

        USA management looks at its capitalization as shown below. USA has cash, securities, debt and preferred stock on its balance sheet, which have been adjusted as follows: 1) Cash is adjusted to exclude net cash collected on behalf of clients by Ticketmaster and to reflect exercise of Liberty's pre-emptive right related to Ticketmaster merger; 2) Securities in VUE are adjusted to reflect the estimated after-tax present value of these securities; 3) Preferred stock is adjusted to reflect the face value of the security (amounts in millions):

	As of 3/31/03
	Balance Sheet Carrying Value	Adjustment		As Adjusted
Cash and marketable securities(a)	$3,866	$91	(b)	$3,957
Securities in VUE	2,737	(534	)(c)	2,203 (c)

Available cash and cash equivalents	6,603	(443)		6,160
Long-term debt(d)	(1,206)	—		(1,206)
Preferred stock	(0)	(656	)(e)	(656)

Net cash and securities	$5,397	$(1,099)		$4,298

	As of 4/15/03
	Actual	Pro Forma(g)
Shares outstanding(f):
Basic shares outstanding	514.9	652.0
Treasury method options, warrants and restricted stock	23.4	58.8

Diluted shares outstanding	538.3	710.8
Market Capitalization	$15,132	$19,979

(a)
Cash includes $270.2 million in deferred merchant bookings at Expedia and $112.1 million in deferred revenue at Hotels.com.

(b)
Cash is adjusted to exclude $129 million in net cash collected on behalf of clients by Ticketmaster and to include receipt of $220 million in cash received from Liberty on April 7, 2003 in relation to exercise of its pre-emptive right related to Ticketmaster merger.

(c)
Adjustment reflects estimated present value of taxes on the VUE securities related to USA's gain on the Vivendi transaction, net of write-down related to USA's common interest in VUE. USA believes that the value of its common interest in VUE is attainable over the long-term and that the impairment charge recorded by VUE does not necessarily indicate an impairment in the value of the assets on a long-term basis (see footnote (c) on page 2 for further detail). The As Adjusted amount is the same as USA reported in its Q4 results.

(d)
Amounts exclude $128.2 million of redeemable equity interests issued by Euvia that are due in 2006. Euvia has the right to extend maturity to 2016, and the amount is only due to the holder to the extent sufficient funds at Euvia are available. Otherwise, the instrument is on par with Euvia's common equity interests. Also includes $750.0 million of debt issued in December 2002, which is due in January 2013.

(e)
The balance sheet carrying value of the convertible preferred stock issued in the Expedia transaction is based on par value, which is $0.01 per share or approximately $131,000. The adjustment is made to reflect the face value of the security, or $50 per share.

(f)
Fully diluted shares includes Vivendi's remaining 56.6 million shares that may be delivered to USA in connection with USA's Series B preferred interest in VUE.

(g)
Pro forma adjustments reflect pending Expedia merger and pending Hotels.com merger.

RESTRICTED STOCK AND DILUTIVE SECURITIES

        USA has outstanding approximately 3.8 million shares of restricted stock (pro forma for the pending Expedia merger and the pending Hotels.com merger) which vest principally over a period of two to five years, including 3.4 million shares issued in 2003. USA also has several tranches of dilutive securities (warrants, convertible preferred, and options), including securities initially issued by subsidiaries, which have been, or will be, converted to USA securities. USA's significant issuances are as follows (amounts in millions, except per share):

	Avg. Strike	USA Shares
Warrants
USA Warrants Issued in Vivendi Transaction	$27.50	24.2
USA Warrants Issued in Vivendi Transaction	$32.50	24.2
USA Warrants Issued in Vivendi Transaction	$37.50	12.1
USA Warrants Issued in Expedia transaction	$35.10	14.6
Expedia Warrants Issued in Expedia Transaction(a)(b)	$13.39	24.3
Ticketmaster Warrants(a)(c)	$32.09	2.8
Ticketmaster Warrants(a)(c)	$64.17	1.4
Hotels.com Performance Warrants(a)(d)	$19.79	5.3
Convertible Preferred(e)	$33.75	19.4
Options	$11.03	126.8

(a)
Represents number of warrants/options times exchange ratio; exercise price divided by exchange ratio.

(b)
Pending Expedia merger.

(c)
Converted to USA warrants/options in Ticketmaster merger.

(d)
Pending Hotels.com merger. Includes all earned and unearned performance warrants.

(e)
If USA's stock price exceeds $35.10, the initial conversion price of $33.75 is subject to a downward adjustment (see proxy filed 11/13/01 for more information). The maximum number of USA common shares the security is convertible into is approximately 25.7 million. The convertible preferred has a face value of $656 million and is included in USA's capitalization table (see above); the underlying shares are excluded from the share count.

DISCUSSION OF OPERATING RESULTS

TRAVEL SERVICES

        For the quarter, Travel Services revenue increased 93% to $545.1 million from $281.7 million, and EBITA increased 86% to $103.7 million from $55.7 million, despite being adversely impacted by the effects of the war. Growth was driven by strong results at Expedia and Hotels.com. Expedia's revenue increased 71% on strong air and hotel bookings; merchant room night stays increased 72%. Expedia's sale of packages also contributed significantly, growing 137% from the prior year period. Hotels.com's revenue grew 67% on a 63% increase in room nights stayed, while EBITA margins dropped from 15.2% to 11.8% due to higher advertising and promotion expense, which was $12.1 million in Q1 2003 vs. $4.6 million in Q1 2002. While bookings in late March and early April have been adversely affected by the war, bookings through April suggest that we are tracking well against budgeted revenue.

Highlights:

•
Expedia continues to grow its merchant hotel inventory and now has agreements with 9,500 properties. Expedia strengthened its relationships with Six Continents and Hilton by announcing marketing agreements whereby the hotel chains will offer Expedia customers enhanced access to their inventory.

•
Expedia furthered its relationship with USA sister company Ticketmaster; tickets for 17 NBA and NHL teams were available on Expedia during the winter season.

•
Expedia topped the online travel category in the American Customer Satisfaction Index™ ranking of e-commerce sites, was rated best in category by Consumer Reports' online travel report, and was named one of Forbes Magazine's "Best of the Web".

•
The Hotels.com branded website has continued its success in the first four months of 2003, with several recent days in excess of 38% of total daily bookings, while at the same time Hotels.com grew its number of affiliates in the quarter by 42%.

•
Hotels.com signed a three-year agreement with Amtrak, under which Amtrak reservation agents will transfer its customers who desire discount lodging to Hotels.com.

Metrics:

	Q1 2003	Q1 2002	Growth
EXPEDIA
Gross Bookings(mm)
Total gross bookings(a)	$1,802	$1,107	63%
Agency gross bookings	1,190	797	49%
Merchant gross bookings (includes CCV)	612	310	97%
CCV gross bookings	74	18	311%
International gross bookings	195	85	129%
North America gross bookings	1,607	1,022	57%
Additional Metrics (000s)
Revenue from packages	60,308	25,456	137%
Total room nights stayed	3,462	2,042	70%
Merchant room nights stayed	2,825	1,644	72%
Merchant hotel average daily rate	$127.00	$118.00	8%
Customers (000s)
New purchasing customers (000s)(b)	1,838	1,316	40%
Cumulative purchasing customers (000s)(c)	14,197	7,610	87%
Unique purchasing customers (000s)(d)	2,707	1,874	44%

(a)
Gross bookings represent the total value of travel booked through the Expedia, WWTE sites, Classic Custom Vacations and Metropolitan Travel since acquisition.

(b)
Expedia new purchasing customers represents the number of new customers transacting through the Expedia sites in a quarter.

(c)
Expedia cumulative purchasing customers represents the cumulative number of customers that have ever transacted through the Expedia sites as of the end of a quarter.

(d)
Expedia quarterly unique purchasing customers represents the number of unique customers transacting through the Expedia sites over the course of a quarter.

	Q1 2003	Q1 2002	Growth
HOTELS.COM
Room nights stayed (net of cancels) (000s)	2,301	1,408	63%
Average daily rate	$116.00	$115.70	0%
Affiliates (including TravelNow)	36,659	25,755	42%
Cities served	362	218	66%
U.S.	203	146	39%
International	159	72	121%
Properties under contract	8,081	6,058	33%
INTERVAL(a)
Active members	1,522,249	1,359,146	12%
Total confirmations	224,508	220,079	2%
Share of confirmations online	13.2%	8.2%
TV TRAVEL SHOP (Households)(a)	11.3	N/A

(a)
Not owned by USA in prior year's period.

ELECTRONIC RETAILING

        For the quarter, Electronic Retailing revenue increased 15% to $530.2 million from $460.3 million, and EBITA increased 86% to $50.1 million from $27.0 million. Growth was driven by strong results at HSN International, including a 42% increase in revenue at HSE—Germany, and a $30.8 million revenue contribution from Euvia, which exceeded expectations due to strong call volume and an override commission. Euvia results were not included in the year-ago period. HSN International also benefited from favorable exchange rates, as the sales increase at HSE—Germany in local currency was 16%.

        HSN-U.S. increased revenue by 5% and EBITA by 8%, which was close to our Q1 EBITA budget. HSN-U.S. benefited from an increase in gross margins to 36.5% from 35.4% in the prior year period. Electronic Retailing experienced revenue growth despite softer sales in the period surrounding the war in Iraq.

Highlights:

•
HSN.com increased sales 32% and achieved a 21% gain in active customers over last year.

•
Off-air sales were strong in Q1. AutoShip grew 26%, led by the Andrew Lessman ingestibles and from auto-ship sales on hsn.com. Upsells increased 25%, led by strong growth in the home category.

•
HSN launched a number of new products in Q1 including new jewelry offerings by Raquel Welch and Debra McGuire (stylist for the hit NBC show Friends); food and kitchen items from Michael Chairello and Burt Wolf; handbags from Bill Blass; Home Fashions by Beverly Murphy; the new Intel Centrino wireless processor and the introduction of a pet products category, Pampered Pets.

Metrics:

	Q1 2003	Q1 2002	Growth
HSN—U.S. (Households as of end of period)
Units Shipped(mm)	10.4	9.8	6%
Gross Profit %	36.5%	35.4%	110 bps
Return Rate	18.0%	18.9%
Average price point	$43.98	$44.62	-1%
Product mix:
Home Hard Goods(a)	30%	32%
Home Fashions	8%	7%
Jewelry	22%	24%
Health/Beauty	28%	24%
Apparel/Accessories	12%	13%
HSN total homes(mm)	79.5	74.9	6%
HSN FTES(mm)(b)	69.8	65.6	6%
America's Store total FTEs(mm)(b)	9.6	10.2	-6%
HSN.com % of Sales	14%	11%

(a)
Home Hard Goods includes electronics, computers, and other home goods. Formerly called Home Licensing.

(b)
FTEs reflect a 50% weighting of DBS homes, in order to more accurately reflect the actual performance of these subs and adjust for the impact of their significant growth as a percentage of total HSN distribution.

	Q1 2003	Q1 2002	Avg. Hrs. Daily	3/31/03 Stake
HSN INTERNATIONAL (Households as of end of period)
HSE—Germany (includes Austria/Switzerland)	30.9	29.8	16	90%
TVSN (China)(a)	64.0	80.0	1	21%
Shop Channel (Japan)	14.9	11.9	17	30%
Euvia:(b)
Euvia Travel(c)	29.4	26.3	2.4	49%
Neun Live(c)	27.7	26.3	9.6	49%

(a)
Formerly reported in terms of households airing at least 14 hours per week.

(b)
Not owned by USA in prior year's period.

(c)
It is expected that HOT Networks will convey a 3% interest in Euvia to a former shareholder, in which case HSN's effective stake in Euvia would be reduced to 45.6%.

TICKETING

        For the quarter, Ticketmaster revenue increased 27% to $195.1 million from $153.4 million, and EBITA increased 72% to $41.4 million from $24.0 million. Revenue growth was driven by an increase in tickets sold and higher revenue per ticket. A 9% increase in domestic tickets sold and a 30% increase in international tickets sold was primarily due to strength in Ireland and Canada and sales in the Netherlands and Denmark not included in the prior period, offset by a 2% decrease in tickets sold in the U.K., principally due to the effects of the war in Iraq which reduced the number of live events that went on sale. Online sales reached their highest levels ever at 47.4% for the quarter, up from

37.8% in Q1 2002. Domestic growth was also driven by an increase in summer concert ticket on-sales in the U.S., as promoters shifted sale of summer concert tickets in anticipation of the war in Iraq. As such, some of the volume increases in the first quarter are expected to be offset by declines in the second quarter from originally expected levels of ticket sales.

Highlights:

•
Ticketmaster set new records in March, selling over 10 million tickets and surpassing the previous monthly record by more than 1 million, and Ticketmaster.com experienced its four highest days of online ticket sales.

•
Ticketmaster signed a multi-year deal to become a preferred online ticketing provider to Major League Baseball Advanced Media and acquired certain ticketing assets of Hawaii's leading live event ticketing company.

•
ReserveAmerica, Ticketmaster's campground reservations company, extended its agreement with California State Parks for five years and expanded it to include the launch of day use ticketing.

Metrics:

	Q1 2003	Q1 2002	Growth
TICKETMASTER
Number of tickets sold(mm)	27.1	23.9	13%
Gross value of tickets sold(mm)	$1,265	$997	27%
Share of tickets sold online	47.4%	37.8%

PERSONALS

        For the quarter, Personals revenue increased 61% to $40.9 million from $25.4 million, while EBITA declined 52% to $2.7 million from $5.6 million. The lower EBITA is primarily attributable to higher sales and marketing expenses in the quarter of $19.3 million, a 138% increase over the prior year period. Paid member count on Match.com at the end of the quarter increased to 766.6 thousand from 724.8 thousand at the end of 2002. Paid member counts are not expected to increase sequentially in Q2, as Q2 is seasonally weak for the personals business. While Q1 paid member growth increased strongly from the prior year period, a higher termination rate has led to a reduction in the paid member count on Match.com in March. The higher termination rate is believed to have resulted from a shift towards shorter-lived products in response to a company promotion that has since been discontinued. The termination rate has improved in Q2 to date. The number of paid subscribers at the end of the second quarter is expected to drop on a sequential basis but is still expected to substantially increase compared to the prior year period. Match.com is expecting to increase its paid member count in the second half of the year as the company further emphasizes longer-lived products and as a new product roll-out is expected to increase the number of new and renewal subscribers.

Highlights:

•
During the quarter, USA further solidified its position as a category leader in online paid personals as Match.com introduced wireless, video and voice services.

•
Match.com launched the revolutionary "Personal Attraction Test," an innovative, entertaining and highly individualized program to assess compatibility for matchmaking.

•
Match was selected by Forbes' editors as the best online dating site in their recent Best of the Web Feature (March 26, 2003).

•
Match.com expanded its international offerings, signing deals with T-Online in Germany, Eresmas in Spain, AOL UK, and Univision Online to provide Spanish-language online personals in the U.S. Match.com also shifted its international business model from a "stamp" model, in which members pay per contact, to a subscription model, which the company believes promotes longer-term memberships and a higher lifetime value per subscriber.

•
On April 4th, USA completed its acquisition of uDate.com for approximately $150 million in stock. Pro forma for that transaction, USA would have had over 918,000 subscribers at the end of Q1.

Metrics:

	Q1 2003	Q1 2002	Growth
MATCH.COM(a)
Paid Subscribers (000s)	766.6	527.7	45%
New Registrations (000s)	3,429.8	2,911.7	18%
New Subscriptions (000s)	361.4	342.4	6%
Conversion rate—registrations to subscriptions	10.5%	11.8%

(a)
The operating metrics and financial results presented for Match.com include the impact of Soulmates, acquired on April 12, 2002. The 2002 operating metrics and financial information do not include Soulmates.

LOCAL SERVICES

        For the quarter, Local Services revenue increased 15% to $8.4 million from $7.3 million, and EBITA improved to a loss of $6.8 million from a loss of $10.4 million. Excluding the results of EPI which was acquired March 25, 2003, and is not included in the prior year, revenue decreased by 1% and EBITA improved to a loss of $6.1 million.

Highlights:

•
On April 15, 2003 Citysearch launched the internet's first local pay for performance ("PFP") product, which increased productivity of sales agents by 3-4 times in initial test markets. As of the end of Q1, Citysearch had 8,700 total customer locations, 1,000 of which were PFP locations. Since launching local PFP on April 15, Citysearch now has 13,000 total customer locations, of which 5,500 are local PFP locations. This was driven mainly by several large accounts which each contributed a significant number of locations. Our goal is to increase to 25,000 customer locations by the end of 2003, driven mainly by an increase in local PFP locations.

OTHER ITEMS

        The quarter's results include estimated non-cash charges related to the pending Expedia and Hotels.com transactions, which are subject to finalization following the close of the transactions. These charges consist of non-cash compensation expense related to expense for the fair value of unvested options assumed by USA in the transactions, and non-cash amortization related to step-up in basis of the assets to be acquired.

DEFINITIONS

        Please note several definition changes: (1) the definition of Free Cash Flow has been slightly altered from USA's most recent disclosure to exclude net cash collected on behalf of clients by Ticketmaster, and (2) Adjusted Net Income, Adjusted EPS and EBITA do not exclude non-recurring items other than one-time items.

        Adjusted Net Income generally captures all income statement items that have been, or will ultimately be, settled in cash and is defined as net income available to common shareholders plus: (1) amortization of non-cash distribution and marketing expense, (2) amortization of non-cash compensation expense, (3) amortization of intangibles (and goodwill in 2001), net of related tax and minority interest expense, (4) equity income or loss from USA's 5.44% interest in VUE, (5) pro forma adjustments and (6) one-time items. See page 2 for more detail. Adjusted EPS is defined as Adjusted Net Income divided by fully diluted shares outstanding for Adjusted EPS purposes (see pages F-1, F-2, F-3 and F-4 for details).

        Free Cash Flow is defined as Net Cash Provided by Operating Activities, less capital expenditures, investments to fund HSN International unconsolidated operations, net cash collected on behalf of clients by Ticketmaster and preferred dividends paid. Free cash flow also includes cash received and tax payments related to the VUE securities.

        EBITA is defined as operating income plus (1) amortization of non-cash distribution, marketing, and compensation expense, (2) amortization of other intangibles, (3) disengagement related payments to cable operators and marketing expenses related to the transfer of HSN's distribution to cable (which has been accomplished), (4) pro forma adjustments and (5) one-time items.

NON-GAAP FINANCIAL MEASURES

        The SEC recently issued guidance regarding the use of non-GAAP financial measures, which are defined as a numerical measures of a registrant's historical or future financial performance, financial position or cash flows that:

•
exclude amounts, or are subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP; or,

•
include amounts, or are subject to adjustments that have the effect of including amounts, that are excluded in the most directly comparable measure calculated and presented in accordance with GAAP.

        USA executive management believes that certain non-GAAP measures, including EBITA, Adjusted Net Income, Adjusted EPS and Free Cash Flow, are helpful, when presented in conjunction with the comparable GAAP measures. The non-GAAP measures are not meant to replace or supercede the GAAP measures, but rather to supplement the information to present the readers of the financial statements the same information as management considers in assessing the results of operations and performance of the business units.

        When presenting non-GAAP financial measures the Company will present a reconciliation of the most directly comparable GAAP measures. These non-GAAP measures are consistent with how management views the results of operations in assessing performance. The final rules on these measures were just released in January, so we, like the rest of the world, are in the process of interpreting the rules. While we believe that the measures we present comply with the rules, we will continue to monitor any developments in their interpretation. Accordingly, we can give no assurance that we will be able to provide these or comparable measures in future filings.

        Non-GAAP financial measures fall into two categories—(1) measures of performance that are different from that presented in the GAAP financial statements (for example, net income versus Adjusted Net Income), or (2) measures of liquidity different from cash flow or cash flow from operations computed in accordance with GAAP.

Performance Based Measurements

Definitions of Measurements that USA will Use

  •
  EBITA (Operating Income plus (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of other intangibles, (3) disengagement related payments to cable operators and marketing expenses related to the transfer of HSN's distribution to cable (which has been accomplished), (4) pro forma adjustments and (5) one-time items.

  •
  Adjusted Net Income (Amounts that have been, or ultimately will be, settled in cash and the measure will be computed as net income available to common shareholders plus (1) amortization of non-cash distribution and marketing expense, (2) amortization of non-cash compensation expense, (3) amortization of intangibles (4) equity income or loss from USA's 5.44% interest in VUE, (5) pro forma adjustments and (6) one-time items, all net of tax and minority interest, where applicable.

  •
  Adjusted EPS (Adjusted Net Income divided by fully diluted shares outstanding, including restricted stock and restricted stock units issued without using the treasury method convention, as the denominator)

        Going forward, EBITA, Adjusted Net Income and Adjusted EPS are the primary measures of USA executive management to review the operating performance of the business units. These measures are prominently displayed in USA's 2003 budget presentation; the actual results received from the business units, and investor presentations by USA executive management. Furthermore, incentive compensation is directly linked to achieving EBITA and Adjusted Net Income targets. It is important to note that USA does not adjust for non-cash items because they are non-recurring, but rather because USA management excludes these items in reviewing the operating performance of the business units and the overall results of USA.

Discussion of Non-Cash Items

        Non-cash distribution and marketing refers to arrangements whereby the Company has secured distribution for its products and services in exchange for providing advertising and, in some cases, warrants to purchase stock in Hotels.com. Sufficient advertising to satisfy the existing obligations has been secured pursuant to an agreement with Universal TV (formerly USA Cable) related to the USA transaction with Vivendi Universal Entertainment (the "VUE Transaction"). The warrants were issued predominately at the time of Hotels.com initial public offering. Current arrangements do not provide for cash payments to secure distribution.

        To date, non-cash compensation has been a relatively small amount, but the Company began to expense stock based compensation in accordance with FASB Statement No. 123, measured as the fair value of the equity instruments, over their vesting terms. Restricted stock will account for the majority of stock based compensation, with the charge measured at the grant date and amortized ratably as non-cash compensation over the vesting term. Management views the true cost of restricted stock as the resulting dilution to common shareholders rather than the estimated fair value of the instrument that is used to record the expense. Consistent with management's view that the true cost is the dilution, for purposes of calculating Adjusted Net Income Per Share, all restricted shares are treated as outstanding for calculating the weighted average shares outstanding, and the treasury method convention is not used to reduce the shares outstanding. Note that the amount of non-cash compensation will be impacted by the mergers of Ticketmaster, Expedia and Hotels.com, as the Company will expense the fair value of unvested stock options assumed at the respective merger dates over the remaining vesting term.

        Management views its acquisitions on a long-term basis. The Company has historically been acquisitive, and, as a result, large balances of intangible assets have been estimated and recorded over time. Management evaluates acquisitions based on the total purchase price of the assets purchased versus the cash flows and income before non-cash expenses that the businesses generate. Management does not consider the possible intangibles that may result from the valuation of the fair value of assets and liabilities in making its acquisition decision, and thus the resulting amortization of intangibles is not relevant to management in evaluating the results of operations on an ongoing basis. The amounts created are indicative of accumulated intangibles that arose over time, in some instances many years, in establishing the business, such as contractual relationships with suppliers and distributors and customer relationship, and are not in lieu of future cash costs that may be incurred.

One-Time Items

        The new rules offer guidelines for the treatment of non-recurring items, prohibiting adjustments identified as non-recurring, infrequent or unusual when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. USA will review items identified as non-recurring in future periods to ensure they comply with this guidance.

Reconciliation of Non-GAAP Measures to GAAP Measures and Presentation

        When presenting non-GAAP financial measures, the most directly comparable GAAP measure will be presented in equal or greater prominence. In addition, USA will provide a reconciliation of each of the non-GAAP measures to the GAAP measures.

        USA believes that the most comparable GAAP measures are as follows:

Non-GAAP Measures	GAAP Measures
EBITA	Operating Income
Adjusted Net Income	Net Income available to common shareholders
Adjusted EPS	Diluted EPS

Liquidity Measurements

Definition of Measurement that USA will Use

        Free Cash Flow (Net Cash Provided by Operating Activities from continuing operations, less capital expenditures, investments to fund HSN International unconsolidated operations, net cash collected on behalf of clients by Ticketmaster, and preferred dividends. FCF also includes cash received and tax payments made related to the VUE securities.)

        Free Cash Flow ("FCF") is the primary measure of USA executive management to review the ability of the business units to convert operating performance into cash, which can then be used to support reinvestments in current operations, acquisitions, or other strategic purposes. This measure is prominently displayed in USA's 2003 budget presentation; the actual results received from the business units, and investor presentations by USA executive management.

Discussion of Elements of Computation

        Capital expenditures, taken directly from the cash flow statement, are utilized in the computation since they represent a significant portion of the Company's cash expenditures and are a direct reinvestment in the business units to increase future performance. The dividend on the preferred shares represents a financing decision by USA, so the dividend payments are treated similar to interest payments, which are included in operating cash flow. Funding to unconsolidated subsidiaries for operating purposes historically related to funding to HOT Networks, as each partner in the venture funded losses. Since HOT Networks was not consolidated, the funding was not reflected in operating cash flows. It is not expected that USA will continue to incur such costs, as HOT Networks is now consolidated and the Company's other joint ventures do not require significant cash funding. Net cash provided by operating activities includes Ticketmaster's net cash collections on behalf of clients. Management does not include Ticketmaster's net client cash collections in its analysis of available cash and it is therefore excluded from Free Cash Flow.

Reconciliation of Non-GAAP Measures to GAAP Measures

        USA believes that the most comparable GAAP measure is Net Cash Provided By Operations, which is the starting point of FCF.

IMPORTANT

        Hotels.com and Expedia, which USA being the controlling shareholder of both companies, are actively exploring areas where they might work together in a way that would benefit all their customers and stockholders. Although there continue to be many areas of their businesses where the companies can best achieve their goals through separate strategies and practices, there have been instances where, fully consistent with their existing contractual agreements, they have worked cooperatively, and we anticipate that they will continue to explore such possibilities in the future.

        As previously announced, USA voluntarily petitioned the SEC to review the presentation of revenue by Hotels.com and Expedia for merchant hotel revenue, as Hotels.com presents such revenue on a gross basis and Expedia on a net basis. The SEC has concluded its review, and will not object to the presentation of both companies.

Analyst Conference Call

        USA Interactive will audiocast its conference call with analysts and investors discussing the company's first quarter financial results and certain forward-looking information on Thursday, May 1, 2003, at 12:00 p.m. Eastern Time (ET). The live audiocast is open to the public at www.usainteractive.com/investor.relations.

Additional Information And Where To Find It

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995

        This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to USA's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of USA's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on USA's business, financial condition or results of operations. You should understand that the following important factors could affect USA's future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that USA's and Expedia' businesses and/or USA's and Hotels.com's businesses will not be integrated successfully; (2) costs related to the proposed transactions; (3) material adverse changes in economic conditions generally or in such conditions affecting USA's markets or industries; (4) future regulatory and legislative actions and conditions affecting USA's operating areas; (5) competition from others; (6) successful integration of our divisions' management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to maintain the integrity of USA's systems and infrastructure; (10) the ability to expand into and successfully operate in foreign markets; (11) obtaining and retaining skilled workers and key executives, (12) acts of terrorism; and (13) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into USA's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the fiscal year ended 2002, especially in the Risk Factors and the Management's Discussion and Analysis sections, and its Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        USA is not under any obligation and does not intend, except as specifically stated, to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

        In connection with the proposed merger transactions with Expedia and Hotels, USA Interactive and Expedia will file a proxy and information statement/prospectus and USA Interactive and Hotels.com will file an Information Statement/Prospectus, in each case with the Securities and Exchange Commission. Investors and security holders are urged to read carefully these documents regarding the proposed transactions when they become available, because they will contain important information. Investors and security holders may obtain a free copy of these documents (when each is available) and other documents containing information about USA Interactive, Expedia, Inc. and Hotels.com, without charge, at the SEC's web site at http://www.sec.gov. Free copies of USA Interactive's filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, free copies of Expedia's filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations, and free copies of Hotels.com's filings may be obtained by directing a request to Hotels.com, 8140 Walnut Hill Lane, Suite 203, Dallas, TX 75231, Attention: Investor Relations.

About USA Interactive

        USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

Contacts:	USA Communications:	USA Investor Relations:
	Ron Sato 212-314-7254	Roger Clark/Lauren Rosenfield 212-314-7400

USA Interactive

RECONCILIATION FROM ACTUAL TO ADJUSTED RESULTS

($ in thousands except per share amounts)

	Three Months Ended March 31, 2003
	Actual	Pro Forma Adjustments(a)	Pro Forma	One-Time Items(b)	Pro Forma Adjusted
Revenues, net	$1,392,066	$0	$1,392,066	$0	$1,392,066
Costs related to revenues	(793,606)	0	(793,606)	0	(793,606)

Gross Profit	598,460	0	598,460	0	598,460
Other operating costs	(370,057)	0	(370,057)	0	(370,057)
HSN cable distribution fees	(13,952)	0	(13,952)	0	(13,952)
Depreciation	(42,553)	0	(42,553)	0	(42,553)
Restructuring	1,088	0	1,088	0	1,088

EBITA	172,986	0	172,986	0	172,986
Amortization of non-cash items:
Distribution and marketing	(10,489)	0	(10,489)	0	(10,489)
Compensation expense	(10,369)	(57,752)	(68,121)	0	(68,121)
Other intangibles	(52,156)	(4,980)	(57,137)	0	(57,137)
Exchange offer costs	(2,096)	0	(2,096)	2,096	0
Non recurring items—non EBITA	0	0	0	0	0
HSN disengagement costs(c)	(4,387)	0	(4,387)	0	(4,387)

Operating income	93,489	(62,732)	30,756	2,096	32,852
Interest, net	15,376	0	15,376	0	15,376
Equity pick-up of VUE	(243,276)	0	(243,276)	0	(243,276)
Equity losses in affiliates and other	(1,878)	0	(1,878)	0	(1,878)

Earnings before income taxes and minority interest	(136,289)	(62,732)	(199,022)	2,096	(196,926)
Income taxes	54,877	24,607	79,484	(822)	78,662
Minority interest	(25,384)	18,817	(6,567)	0	(6,567)

Earnings before preferred dividend	(106,796)	(19,309)	(126,105)	1,274	(124,831)
Preferred dividend	(3,264)	0	(3,264)	0	(3,264)

Basic income available to common shareholders	(110,060)	(19,309)	(129,369)	1,274	(128,095)
Impact of dilutive securities	(1,992)	1,992	0	0	0

Diluted net income	$(112,052)	$(17,317)	$(129,369)	$1,274	$(128,095)

Diluted net income					$(128,095)
Amortization of non-cash items					135,747
Equity pick-up of VUE					243,276
Less: Tax and minority interest					(140,850)

Adjusted Net Income					$110,077

Adjusted EPS					$0.16

Basic EPS	(0.23)		(0.20)		(0.20)
Diluted EPS	(0.23)		(0.20)		(0.20)
Basic weighted average shares outstanding(d)	487,244	145,660	632,904	0	632,904
Options, warrants and restricted stock, treasury method	0	0	0	0	0
Conversion of preferred shares to common (if applicable)	0	0	0	0	0

Diluted weighted average shares outstanding(d)	487,244	145,660	632,904	0	632,904
Options, warrants and restricted stock, treasury method	23,390	35,363	58,754	0	58,754
Conversion of preferred shares to common (if applicable)	0	0	0	0	0
Additional impact of restricted stock(e)	1,665	165	1,830	0	1,830

Adjusted EPS shares outstanding	512,300	181,189	693,488	0	693,488

(a)
Pro forma adjustments represent the impact of the merger with Ticketmaster, which closed January 17, 2003, as well as the pending Expedia merger and Hotels.com merger, which are expected to close in summer of 2003. Also included is the impact of these transactions on shares outstanding.

(b)
One-time items include costs incurred by Expedia and Ticketmaster for investment banking, legal and accounting fees related directly to the exchange offers as non-recurring for calculating EBITA and Adjusted Net Income. These costs were incurred solely in relation to the exchange offer, but may not be capitalized since Expedia and Ticketmaster were considered the targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by USA if not for the fact it already consolidated these entities, and are all related to the same transaction, as USA simultaneously launched its exchange offer for the companies in 2002. The majority of costs are for advisory services provided by investments bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each company in 2002. Given these factors, USA believes it is appropriate to consider these costs as one-time.

(c)
Costs related to marketing and related activities in the disengagement markets.

(d)
Pro forma shares include the impact of the Ticketmaster merger which closed on January 17, 2003, the pending Expedia merger and the pending Hotels.com merger.

(e)
For Adjusted EPS purposes, the impact of restricted shares is based on the weighted average shares outstanding, without taking into account the treasury method impact of computing dilutive securities.

USA Interactive

RECONCILIATION FROM ACTUAL TO ADJUSTED RESULTS

($ in thousands except per share amounts)

	Three Months Ended March 31, 2002
	Actual	Pro Forma Adjustments(a)	Pro Forma	One-Time Items(b)	Pro Forma Adjusted
Revenues, net	$971,945	$35,487	$1,007,432		$1,007,432
Costs related to revenues	(617,779)	(10,586)	(628,365)	0	(628,365)

Gross Profit	354,166	24,901	379,067	0	379,067
Other operating costs	(232,968)	(15,723)	(248,691)	0	(248,691)
HSN cable distribution fees	(13,000)	0	(13,000)	0	(13,000)
Depreciation	(38,220)	(1,465)	(39,685)	0	(39,685)
Add back: Disengagement coupons	857	0	857		857

EBITA	70,835	7,713	78,548	0	78,548
Amortization of non-cash items:
Distribution and marketing	(6,964)	(4,059)	(11,023)	0	(11,023)
Compensation expense	(3,808)	(61,879)	(65,687)	0	(65,687)
Other intangibles	(21,101)	(25,551)	(46,652)	0	(46,652)
Restructuring	0	0	0	0	0
HSN disengagement costs(c)	(11,179)	0	(11,179)	0	(11,179)

Operating income	27,783	(83,776)	(55,993)	0	(55,993)
Interest, net	(4,668)	24,965	20,297	0	20,297
Equity pick-up of VUE	0	0	0	0	0
Equity losses in affiliates and other	(12,132)	(120)	(12,252)	0	(12,252)

Earnings before income taxes and minority interest	10,983	(58,931)	(47,948)	0	(47,948)
Income taxes	(15,950)	25,281	9,331	0	9,331
Minority interest	8,937	(8,674)	263	0	263

Earnings before preferred dividend	3,970	(42,323)	(38,353)	0	(38,353)
Preferred dividend	(1,967)	(1,297)	(3,264)	0	(3,264)

Basic income available to common shareholders—Cont ops	2,003	(43,620)	(41,617)	0	(41,617)
Impact of dilutive securities	(1,095)	1,095	0	0	0

Diluted income available to CS—continuing operations	908	(42,525)	(41,617)	0	(41,617)
Cumulative effect of accounting change	(461,389)	0	(461,389)	461,389	0
Discontinued operations(d)	21,930	(21,930)	0	0

Diluted net income	$(438,551)	$(64,455)	$(503,006)	$461,389	$(41,617)

Diluted net income					$(41,617)
Amortization of non-cash items					123,362
Equity pick-up of VUE					0
Less: Tax and minority interest					(38,687)

Adjusted Net Income					$43,058

Adjusted EPS					$0.06

Basic EPS—continuing operations	0.01		(0.07)		(0.07)
Diluted EPS—continuing operations	0.00		(0.07)		(0.07)
Diluted EPS	(1.04)		(0.81)		(0.07)
Basic weighted average shares outstanding (e)	393,736	230,854	624,590	0	624,590
Options, warrants and restricted stock, treasury method	28,322	(28,322)	0	0	0
Conversion of preferred shares to common (if applicable)	0	0	0	0	0

Diluted weighted average shares outstanding (e)	422,058	202,532	624,590	0	624,590
Options, warrants and restricted stock, treasury method		66,685	66,685	0	66,685
Conversion of preferred shares to common (if applicable)	0	0	0	0	0
Additional impact of restricted stock (f)	131		131	0	131

Adjusted EPS shares outstanding	422,189	269,218	691,407	0	691,407

(a)
Pro forma adjustments represent the impact of USA's initial acquisition of a majority stake in Expedia which occurred in February 2002, the contribution of USA Entertainment to VUE which occurred in May 2002, the roll-up of USANi LLC which occurred in conjunction with the Vivendi transaction, the roll-up of Home Shopping Network, Inc., which occurred in June 2002, and the merger with Ticketmaster, which closed January 17, 2003, as well as the pending Expedia merger and Hotels.com merger, which are expected to close in summer of 2003. Also included is the impact of these transactions on shares outstanding.

(b)
One-time items in 2002 reflect the cumulative effect of accounting related to the adoption of the new rules for goodwill.

(c)
Costs related to marketing and related activities in the disengagement markets.

(d)
Discontinued operations relates to the operations of USA Entertainment in 2002.

(e)
Pro forma shares include the impact of the Ticketmaster merger which closed on January 17, 2003, the pending Expedia merger and the pending Hotels.com merger, as well as the Expedia transaction that closed on February 4, 2002, shares issued in the Vivendi transaction that closed May 7, 2002 and the roll-up of Home Shopping Network, Inc., which occurred in June 2002.

(f)
For Adjusted EPS purposes, the impact of restricted shares is based on the weighted average shares outstanding, without taking into account the treasury method impact of computing dilutive securities.

USA Interactive

SEGMENT RESULTS FOR THREE MONTHS ENDED MARCH 31, 2003 AND 2002

($ in thousands)

	Revenue(a)			EBITA(b)			Operating Income(c)
	Q1 2003	Q1 2002	Growth	Q1 2003	Q1 2002	Growth	Q1 2003	Q1 2002	Growth
Electronic Retailing
HSN—US	$414,973	$395,444	5%	$35,106	$32,524	8%	$18,481	$20,841	-11%
HSN—International	115,243	64,872	78%	14,992	(5,519)	NM	14,626	(5,519)	NM

Total Electronic Retailing	530,216	460,316	15%	50,098	27,005	86%	33,107	15,322	116%
Information and Services
Ticketing	195,086	153,391	27%	41,436	24,047	72%	34,311	21,538	59%
Personals	40,895	25,416	61%	2,693	5,626	-52%	607	2,905	-79%
Local Services	8,386	7,300	15%	(6,789)	(10,432)	35%	(19,396)	(22,516)	14%
PRC	71,406	70,089	2%	211	(3,203)	NM	211	(3,203)	NM
ECS / Styleclick	4,705	12,379	-62%	(3,945)	(9,243)	57%	(4,103)	(9,307)	56%

Total Information and Services	320,478	268,575	19%	33,606	6,795	395%	11,630	(10,583)	NM
Travel Services
Expedia	198,760	116,006	71%	57,122	30,546	87%	36,437	12,874	183%
Hotels.com	277,427	165,712	67%	32,622	25,129	30%	27,246	18,768	45%
Interval	55,991	—	NM	16,820	—	NM	10,511	—	NM
TV Travel Shop	12,927	—	NM	(2,842)	—	NM	(4,270)	—	NM

Total Travel Services	545,105	281,718	93%	103,722	55,675	86%	69,924	31,642	121%
Interactive Development (d)	—	—	0%	(1,058)	(323)	-228%	(2,129)	(323)	-559%
Corporate	—	—	0%	(13,306)	(10,245)	-30%	(19,043)	(12,334)	-54%
Intersegment Elimination (e)	(3,733)	(3,177)	-18%	(76)	(359)	NM	—	4,059	NM

Total Consolidated	$1,392,066	$1,007,432	38%	$172,986	$78,548	120%	$93,489	$27,783	236%

a)
2002 revenue is pro forma for USA's initial acquisition of a majority stake in Expedia which occurred in February 2002. The impact was $35.5 million.

(b)
EBITA is presented before one-time items. 2003 amounts represent costs incurred by Expedia and Ticketmaster for investment banking, legal and accounting fees related directly to the mergers. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia and Ticketmaster were considered the targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by USA if not for the fact it already consolidated these entities, and are all related to the same transaction, as USA simultaneously announced its intention to commence its exchange offer for the companies in 2002. The majority of costs are for advisory services provided by investments bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each company in 2002. Given these factors, USA believes it is appropriate to consider these costs as one-time.

(c)
Operating income is presented on an actual basis.

(d)
Interactive development includes costs for USA's potential US travel network and emerging Electronic Retailing operations.

(e)
Intersegment elimination of $4.1 million impacting actual operating income in 2002 is related to the elimination of expense for non-cash marketing provided by USA Cable, which is included in discontinued operations.

USA Interactive

Pro Forma Segment Results

$ in millions, rounding differences may exist

	Q1 2002(a)
	Revenue	Operating Expenses, ex. D&A, disengagement & one-time items	Depreciation	Amortization of cable distribution fees	EBITA	Amortization of non-cash items	HSN disengagement costs	One-time items	Proforma Operating Income	Adjustments(d)	Operating Income
Electronic Retailing:
HSN—U.S.(b)	$395	$(339)	$(12)	$(12)	$33	$(12)	$(12)	$—	$9	$12	$21
HSN—International	65	(69)	(1)	(1)	(6)	(0)	—	—	(6)	0	(6)

Total Electronic Retailing	460	(407)	(13)	(13)	27	(12)	(12)	—	3	12	15
Information & Services:
Ticketing	153	(122)	(7)	—	24	(8)	—	—	16	6	22
Personals	25	(19)	(1)	—	6	(4)	—	—	2	1	3
Local services	7	(15)	(3)	—	(10)	(13)	—	—	(23)	0	(23)
PRC	70	(64)	(9)	—	(3)	—	—	—	(3)	—	(3)
ECS / Styleclick	12	(21)	(1)	—	(9)	(0)	—	—	(9)	—	(9)

Total Information & Services	269	(241)	(21)	—	7	(25)	—	—	(18)	7	(11)
Travel Services:
Expedia	116	(81)	(4)	—	31	(17)	—	—	14	(1)	13
Hotels.com	166	(140)	(1)	—	25	(6)	—	—	19	—	19
Interval	—	—	—	—	—	—	—	—	—	—	—
TV Travel Shop	—	—	—	—	—	—	—	—	—	—	—

Total Travel Services	282	(221)	(5)	—	56	(23)	—	—	33	(1)	32
Interactive Development	—	(0)	—	—	(0)	—	—	—	(0)	—	(0)
Corporate expense and other adjustments	—	(9)	(1)	—	(10)	(63)	—	—	(73)	61	(12)
Intersegment Elimination	(3)	3	—	—	(0)	0	—	—	—	4	4

TOTAL	$1,007	$(876)	$(40)	$(13)	$79	$(123)	$(12)	$—	$(56)	$84	$28

(a)
Proforma adjustments represent the impact USA's initial acquisition of a minority stake in Expedia, which occurred in February 2002, the contribution of USA Entertainment to VUE which occurred in May 2002, the roll-up of USANi LLC which occurred in conjunction with the VUE deal, the roll-up of Home Shopping Network, Inc., which occurred in June 2002, and the merger with Ticketmaster, which closed January 17, 2003, as well as the pending Expedia merger and pending Hotels.com merger which are expected to close in the summer of 2003.

(b)
HSN-U.S. includes results from IDL, which was previously included in HSN—International. HSN U.S. revenue is shown net of disengagement related sales rebates.

(c)
One-times in 2003 are related to costs incurred by Expedia and Ticketmaster for investment banking, legal and accounting fees related directly to the mergers. See footnote (b) on F-3 for more detail.

(d)
Adjustments reflect the reversal of the impact of proforma to arrive at actual operating income.

	Q1 2003(a)
	Revenue	Operating Expenses, ex. D&A, disengagement & one-time items	Depreciation	Amortization of cable distribution fees	EBITA	Amortization of non-cash items	HSN disengagement costs	One-time items(c)	Proforma Operating Income	Adjustments(d)	Operating Income
Electronic Retailing:
HSN—U.S.(b)	$415	$(354)	$(12)	$(14)	$35	$(12)	$(4)	$—	$18	$—	$18
HSN—International	115	(97)	(3)	—	15	(0)	—	—	15	—	15

Total Electronic Retailing	530	(452)	(14)	(14)	50	(13)	(4)	—	33	—	33
Information & Services:
Ticketing	195	(146)	(8)	—	41	(8)	—	(0)	33	1	34
Personals	41	(36)	(2)	—	3	(2)	—	—	0	0	1
Local services	8	(14)	(1)	—	(7)	(13)	—	—	(19)	0	(19)
PRC	71	(66)	(6)	—	0	—	—	—	0	—	0
ECS / Styleclick	5	(8)	(0)	—	(4)	(0)	—	—	(4)	—	(4)

Total Information & Services	320	(270)	(17)	—	34	(23)	—	(0)	10	1	12
Travel Services:
Expedia	199	(137)	(5)	—	57	(22)	—	(2)	33	4	36
Hotels.com	277	(243)	(1)	—	33	(5)	—	—	27	—	27
Interval	56	(37)	(2)	—	17	(6)	—	—	11	—	11
TV Travel Shop	13	(15)	(1)	—	(3)	(1)	—	—	(4)	—	(4)

Total Travel Services	545	(432)	(9)	—	104	(36)	—	(2)	66	4	70
Interactive Development	—	(1)	0	—	(1)	(1)	—	—	(2)	—	(2)
Corporate expense and other adjustments	—	(11)	(2)	—	(13)	(63)	—	—	(77)	58	(19)
Intersegment Elimination	(4)	4	—	—	(0)	—	0	—	—	—	—

TOTAL	$1,392	$(1,163)	$(43)	$(14)	$173	$(136)	$(4)	$(2)	$31	$63	$93

(a)
Proforma adjustments represent the impact of USA's initial acquisition of a minority stake in Expedia, which occurred in February 2002, the contribution of USA Entertainment to VUE which occurred in May 2002, the roll-up of USANi LLC which occurred in conjunction with the VUE deal, the roll-up of Home Shopping Network, Inc. which occurred in June 2002, and the merger with Ticketmaster, which closed January 17, 2003, as well as the pending Expedia merger and pending Hotels.com merger which are expected to close in the summer of 2003.

(b)
HSN-U.S. includes results from IDL, which was previously included in HSN—International. HSN U.S. revenue is shown net of disengagement related sales rebates.

(c)
One-times in 2003 are related to costs incurred by Expedia and Ticketmaster for investment banking, legal and accounting fees related directly to the mergers. See footnote (b) on F-3 for more detail.

(d)
Adjustments reflect the reversal of the impact of proforma to arrive at actual operating income.

QuickLinks

USA REPORTS EXCELLENT FIRST QUARTER
FINANCIAL RESULTS
DISCUSSION OF OPERATING RESULTS
USA Interactive RECONCILIATION FROM ACTUAL TO ADJUSTED RESULTS ($ in thousands except per share amounts)
USA Interactive RECONCILIATION FROM ACTUAL TO ADJUSTED RESULTS ($ in thousands except per share amounts)
USA Interactive SEGMENT RESULTS FOR THREE MONTHS ENDED MARCH 31, 2003 AND 2002 ($ in thousands)
USA Interactive Pro Forma Segment Results $ in millions, rounding differences may exist